UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

East Bay Permanent Real Estate Cooperative, Inc.

(Exact name of issuer as specified in its charter)

California	82-1240282
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1428 Franklin St, Oakland CA 94612

(Full mailing address of principal executive offices)

(650)743-6974

(Issuer’s telephone number, including area code)

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with financial statements of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC” or the “Cooperative”). See Item 3 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors

Financial Performance

As of June 30, 2023, EB PREC’s total assets increased to $9,699,363, as compared to $7,654,772 as of the end of 2022. This increase is primarily due to a combination of 1) equity raised from the sale of EB PREC’s Investor Owner shares through our Regulation A+ offering, and 2) grant funding received and not yet spent. Most notably, in the first six months of 2023, EB PREC received a $750,000 grant from the Sustainable Economies Law Center (the “Law Center”) and a $600,000 grant from the Mellon Foundation. Depending on activities completed this year, some of these funds may not be recognized on our finalized books at the end of the year and instead deferred to next year. While we have not had an active capital campaign this year, we have raised $692,000 from the sale of investor owner shares, including small investments from local investors, as well as investors introduced to our Cooperative by their investment advisors.

“Current portion of long term debt”, which shows all debt payments owed over the next 12 months, increased from $20,276 as of December 31, 2022 to $46,370 as of June 30, 2023. Both figures include an annual principal payment on the loan from the Force for Good Fund, but the increase in 2023 reflects a $25,000 loan from a member which comes due in March of 2024.

Our salaries and wages expenses increased by 33% compared to the previous 6-month period, as we have hired additional staff. Our Occupancy expense has increased by nearly 400% from just over $10,000 to just under $50,000. This increase primarily reflects the repairs done in January, February, and March 2023 on a property acquired by the cooperative in December 2022. This line item also includes our ongoing office space costs, and the utilities costs associated with properties we own, which also went up in 2023 due to the acquisition in December 2022. and repairs.

Revenue from Property, and Consulting

Our total revenue for the first half of 2023 was $180,282, an increase of over 44% as compared to the same period in 2022. 16% of this revenue is from rental income, but the majority is from consulting. EB PREC’s major consulting clients include the City of Oakland for the Better Neighborhoods Same Neighbors project in East Oakland, and Bay Area LISC for the 7th St. Thrives project in West Oakland. The City of Oakland contract lasts through the end of 2024, and the 7th St. Thrives contract was renewed for $85,000 for 2023. We expect to continue to take on consulting projects, especially where the work directly supports our work towards EB PREC’s mission, as both of these projects do. Property acquisition and removal from the speculative market remains our priority, however, and revenue from our properties should increase steadily as EB PREC continues to acquire and complete rehabilitation on more properties.

The apparent decrease in “Sales” from $119,472 to $28,318 is due to the fact that we created two new categories in 2023, “Consulting” and “Resident Monthly Contributions”. In 2022 those items were consolidated into Sales. If we consolidate those two categories with “Sales” in 2023 we see that this total increased to $174,916 in 2023.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $7,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements because many grants are held and administered by the Law Center for the purpose of incubating EB PREC. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

The Law Center distributed $750,000 to EB PREC in 2023, and as of August 1, 2023, is holding an additional $3,162,361.83 for the purposes of developing EB PREC, which may be disbursed upon request by EB PREC. See Exhibits 6.c through 6.n for multiple contracts between the Law Center and EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

Dividends

We declared and paid dividends for the first time in 2022! In previous years, EB PREC’s board has stated their intention to later declare dividends at our 1.5% annual rate but did not actually do so, largely for administrative reasons. In 2022 our board declared dividends at a 1.5% annual rate for all Investor Owners who held shares from the time of our inception through the end of 2021. These dividends were declared and distributed to our Investor Owners in 2022, totaling approximately $7,261.

In August 2023 the Board passed a proposal to declare and distribute dividends again, at the rate of 1.5%, for shares held in the year 2022. Roughly 44% of Investor Owners as of December 2022 have opted to waive their right to dividends. The total dividend payment for 2022 comes to a total of $17,987.41. This change reflects the substantially higher number of shares outstanding in 2022, thanks to the success of our Regulation A offering of Investor Owner shares.

Liquidity

Since the end of 2022, the Cooperative’s assets have been over 50% liquid, in the form of cash and CDs. Our assets were 54% liquid in December 2022 and increased to 63% liquid in June 2023. Our cash comes from a combination of grant funding, loans, and proceeds from the sale of Investor Owner Shares. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation. Thus, while EB PREC has high liquidity, we anticipate lower liquidity levels as we continue to purchase more real estate, and as we invest in the rehabilitation of Esther’s Orbit Room and other properties. Our goal is to spend down between $2,700,000 and $3,700,000 of our cash on acquisitions and rehabilitation in the coming months.

In 2022, EB PREC invested $1,000,000 into 3- and 6-month CDs, and has continued to re-invest them in CDs as they mature, as we were confident we won’t be spending these funds until Esther’s Orbit Room breaks ground. We have continued to turn these over into 6-month CDs. In this way, we might generate a return on those funds that can be passed on to our investors as dividends with low risk, until the funds can be deployed into the project.

Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Trend Information

The past few years have brought incredible changes to EB PREC: We acquired our first mixed -use property, Esther’s Orbit Room in September 2021, and as of September 2023 we have expanded our staff collective to 10, and our Staff Owners to 9, we acquired another residential property and led the rehabilitation ourselves with our community, we built out our presence in Deep East Oakland and on the 7th Street corridor in West Oakland, and so much more.

In December of 2022, EB PREC’s staff collective gathered for a mini-retreat to vision together and began strategic planning for 2023 and 2024. The following vision statement was created not with an external audience in mind, but to help guide our staff as we planned our goals and strategies for the year to come:

Develop our Community-led acquisition pipeline by captivating community imagination, cultivating process, relationships, and BIPOC community members, and Activating spaces, Owner Groups, and Funders, in order to seed the next iteration(generation) of cooperative spaces and leaders.

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While our mission stays true, the market in which we operate continues to be turbulent! The California Association of Realtors’ June 2023 report1 shows that Bay Area home prices are 2.7% below where they were one year ago. However, last year the same statistic showed prices down over 19%, so the downward trend has slowed. In fact, home prices have reached a 10-month high, showing an upward trend. The Federal Reserve continues to increase interest rates, with an additional 0.25% increase on July 26, 2023, which may continue to make it harder for potential buyers to borrow, slowing down sales and putting negative pressure on prices. Given our liquidity position, the decrease in demand and lower prices could provide good opportunities for EB PREC to purchase properties at more affordable rates, especially if we can continue to access affordable capital from Investor Owners, and through low-interest loans from foundations.

In addition to acquisition costs, we also have to consider construction costs. Supply chain issues, cost inflation, and labor shortages all have the capacity to substantially impact our upcoming construction at Esther’s Orbit Room, either with delays, or rising prices, like the unprecedented high costs of plywood over the past few years. It appears that supply chain issues are not as bad as they were at the height of the pandemic, but we will be watching construction costs over the next year as we prepare to break ground at Esther’s.

Oakland’s Eviction Moratorium recently expired, so we do expect landlords who have been unable to evict tenants for the last few years to begin taking action. This will impact frontline communities substantially, and potentially bring more vacant properties on the market. EB PREC has decided to explore a more streamlined approach to preserving “naturally occurring” affordable housing, by not just pursuing properties that are brought to us by tenants, but pursuing properties that we find on the market, and approaching the tenants themselves to determine if they are mission aligned. While this approach may give us less time to organize with tenants and allow tenants to lead the process, it may lead to a more effective and streamlined process of preserving this affordable housing, and not letting these properties fall into the hands of new predatory landlords who will displace the residents. This strategy is partly due to the lack of affordable vacant properties on the market. Many of our members have a vision to purchase a vacant multi-unit property for their community, but those that are available are often offered at high prices because they expect high market rate income for those vacant units. By acquiring property with existing low -income residents (and thus lower-rent rolls), it is more likely that the property price will be proportionally lower. However, the lifting of Oakland’s eviction moratorium, despite having a devastating impact on low-income residents in our community, may also put more vacant properties on the market that we could acquire, and work with our community to populate. We will stay tuned into both of these potential strategies, and make the best of the market to serve our various stakeholders.

Despite continued uncertainty in global capital markets, we have continued to see growing interest in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2021 brought us our first investments directed to us from investment advisors. The interest we are seeing from investment advisors has the potential to unleash a lot more capital into our work. These investment advisors take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing. Investments from these sources continue to reach EB PREC, and more investors are reaching out to us directly, who seem to be learning about EB PREC through word of mouth. These investors are reaching out both to make equity investments, and also to discuss potential low-interest loans that would support our work. We are in negotiations with multiple of these potential lenders, and expect to close on two low-interest loans for up to $1,500,000 over the next 6 months.

The scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through this Offering. Thank you for investing in community.

Item 2: Other

Property Owned by EB PREC: The Barn

EB PREC has taken a big next step to expand our footprint and realize this cooperative corridor—On September 28, 2023, EB PREC acquired “The Barn”, a 2300 sq ft building located directly adjacent to Esther’s Orbit Room at 1726 7th st, Oakland, for $700,000. The contract was signed on June 28 2023, and provided EB PREC 90 days for “due diligence” (researching, inspecting, and deciding if we want to buy the property or not).

This property is on a 2,000 sq ft lot, and consists of a 2,000 sq ft first floor, and a 300 sq ft second floor. When it was last operational it was a restaurant called “The Barn” (from approximately 1967-2001). The current owners did some work on the space, putting in a new roof, and new ADA accessible bathrooms. They removed all the old equipment, and it is now in “warm shell” condition, meaning it has a permitted and complete structure, and utilities, but besides that it is empty and ready to be activated by a tenant. Esther’s will not open until 2025 or 2026, so having a space that can be activated in 2024 will increase our ability to organize and transform the corridor. During our due diligence period, in addition to our online survey that was shared out with our community over email and social media, we hosted two virtual meetings and an open house on site where our community was presented with information about the project, and was able to provide questions and feedback. We shared what we learned during inspections, through the seller’s disclosures, and through conversations with the building department, planning department, and community members. At the final meeting our Community Owners voted to approve the acquisition. This space will likely serve as a community resource hub and co-working and organizing space for the coming year or two, and then transition into another community-serving establishment that is yet to be determined.

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1https://www.car.org/marketdata/data/countysalesactivity

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Property in Contract by EB PREC: Pippin St. Apartments

EB PREC is in contract to acquire its first 10-unit multi-family apartment complex, the Pippin St. Apartments. We first found out about the property via an email alert from LoopNet, and quickly discovered that we already had Community Owners living in the property! Our financial model showed that it might be a good fit, and our members who resided there quickly organized their fellow neighbors, and 80% of the residents signed on to a support letter indicating their desire for EB PREC To acquire the property. We got into contract, and the sellers pushed a very aggressive timeline, giving us only 12 days to conduct our due diligence before losing our deposit. The sellers proceeded to cause delays, not able to schedule our inspections, and not providing their disclosures in time, so we got an additional 5 days added to our contingency period. During that time we were able to get a building inspection, pest inspection, roof inspection, and sidewalk inspection completed, and have a civil engineer come out to assess the need for a soft-story retrofit. The inspections revealed more work than we expected, but the neglect shown by the landlord and property management company reinforced the need for EB PREC to take action and cooperatively improve the property. We managed to negotiate the purchase price down by $125,000, from $2,150,000 to $2,025,000, and released our contingencies on Monday September 18, 2023. We are set to close escrow on October 15, 2023.

Item 3: Consolidated Financial Statements

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East Bay Permanent Real Estate Cooperative Inc

Balance Sheet (Unaudited)

As of June 30 2022 and December 31, 2021

	Total
	As of Jun 30 2023	As of Dec 31, 2022 (PP)
ASSETS
Current Assets
Cash	$5,835,297	$4,097,034
Accounts Receivable	$290,321	$47,156
Prepaid Expenses	$3,350	$3,350
Total Current Assets	$6,128,968	$4,147,540
Property and Equipment, net	$3,556,395	$3,493,232
Other Assets
Deferred Tax Asset	$14,000	$14,000
Total assets	$9,699,363	$7,654,772

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$-	$111,500
Accrued payroll and expenses	$694	$12,199
Security Deposits	$4,211	$4,211
Deferred Revenue	$1,205,583	$1,205,583
Dividends Allocated to be Paid	$397
Current portion of long-term debt	$46,370	$21,276
Total Current Liabilities	$1,257,256	$1,354,769
Long term debt less current portion	$1,708,016	$1,733,110
Total Liabilities	$2,965,272	$3,087,879
Equity
Investor Owner	$4,215,520	$3,247,930
Additional Paid In Capital	$1,350,000	$1,350,000
Accumulated deficit	$(17,421)	$(31,037)
Net Income	$1,185,993
Total Equity	$6,734,092	$4,566,893
TOTAL LIABILITIES AND EQUITY	$9,699,363	$7,654,772

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East Bay Permanent Real Estate Cooperative Inc

Profit and Loss (Unaudited)

January - June, 2022 and 2023

	Total
	Jan - Jun, 2023	Jan - Jun, 2022
REVENUE
Community Owner Dues	$5,366	$5,646
Sales	$28,318	$119,472
Resident Monthly Contributions	$29,204
Consulting	$117,394
Total Revenue	$180,282	$125,118

Expenses
Salaries & Wages	$250,729	$187,917
Occupancy	$49,956	$10,395
Employee Benefits	$33,644	$25,970
Legal & Professional Services	$31,002	$21,571
Taxes & Licenses	$30,145	$24,936
Payroll Tax Expense	$23,064	$15,171
Insurance	$17,685	$18,108
Total Office Supplies & Software	$6,454	$3,082
Contractors	$2,690	$4,114
Advertising & Marketing	$2,515	$2,262
EB PREC Event Expenses	$1,707	$3,232
Bank Charges & Fees	$1,586	$1,083
External Events/Conferences	$1,238	$2,330
Miscelaneous	$367	$1,186
Interest Paid	$-	$500
Total Expenses	$452,781	$321,857
Net Loss from Operations	$(272,499)	$(196,738)

Other Income
Grants	$1,394,000	$1,064,500
Individual Donations	$1,955	$3,191
Sustainer Donations	$2,870	$4,070
Other Income		$157
Interest Earned	$59,667	$3,067
Total Other Income	$1,458,492	$1,074,985
Net Other Income	$1,458,492	$1,074,985
Net Income	$1,185,993	$878,247

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2022

Total
OPERATING ACTIVITIES
Net Income	$878,247
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	$90,298
Accounts Payable (A/P)	$(55,000)
Employer Benefit Liabilities	$6,226
LISC Predevelopment Loan	$(90,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$(48,476)
Net cash provided by operating activities	$829,771
INVESTING ACTIVITIES
2447 Prince Street:Capital Repairs	$(42,070)
2447 Prince Street:Security Deposit	$1,820
Esther's Orbit Room:Capital Repairs	$(40,149)
Net cash provided by investing activities	$(80,400)
FINANCING ACTIVITIES
Investor Owner	$1,001,000
Net cash provided by financing activities	$1,001,000
Net cash increase for period	$1,750,372
Cash at beginning of period	$1,641,065
Cash at end of period	$3,391,437

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2023

Total
OPERATING ACTIVITIES
Net Income	$1,185,993
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	$32,425
Accounts Payable (A/P)	$(111,500)
Accrued Payroll	$(11,670)
Benefit Liabilities	$4,376
Benefit Liabilities:Calsavers	$-
Dividends Allocated to be Paid	$(3,487)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$(89,855)
Net cash provided by operating activities	$1,096,137
INVESTING ACTIVITIES
2447 Prince Street:Security Deposit	$400
Esther's Orbit Room:Capital Repairs	$(50,274)
Net cash provided by investing activities	$(49,874)
FINANCING ACTIVITIES
Investor Owner	$692,000
Net cash provided by financing activities	$692,000
Net cash increase for period	$1,738,263
Cash at beginning of period	$4,097,034
Cash at end of period	$5,835,297

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East Bay Permanent Real Estate Cooperative Inc

Statements of Owners' Equity (Unaudited)

As of June 30, 2023 and June 30, 2022

	Investor Owner Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance December 31 2021	$1,509,630	$1,350,000	$(16,507)	$2,843,123
Stock Issued	$980,653			$980,653
Net Income			$878,247	$878,247
Balance June 30 2022	$2,490,283	$1,350,000	$861,740	$4,702,023

Balance December 31 2022	$3,247,930	$1,350,000	$(31,037)	$4,566,893
Stock Issued	$692,000			$692,000
Net Income			$1,185,993	$1,185,993
Balance June 30 2023	$3,939,930	$1,350,000	$1,154,956	$6,444,886

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Item 4. Exhibits

Exhibit Number	Description
2.a	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
4	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.a	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.b	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.c	Development Agreement #2 (2020) Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.f to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.d	Incubation and Technical Support Agreement (2020-2021) (incorporated by reference to Exhibit 6.g to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.e	Legal Services Agreement (2020-2021) (incorporated by reference to Exhibit 6.h to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.f	General Fiscal Sponsorship Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.g	Development Agreement #4 with Law Center (incorporated by reference to Exhibit 6.g to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.h	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.i	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.j	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.k	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.l	Legal Services Agreement (2022-2023) (incorporated by reference to Exhibit 6.l to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.m	Development Agreement #5 Between EB PREC and the Law Center (incorporated by reference to Exhibit 6.m to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.n	General Fiscal Sponsorship Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.n to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session, Principal Executive Officer

Date 9/28/2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Noni Session

Noni Session, Principal Executive Officer

Date 9/28/2023

By /s/ Ojan Mobedshahi

Ojan Mobedshahi, Principal Financial and Accounting Officer

Date 9/28/2023

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